SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31268A; File No. 812-14250]

Managed Portfolio Series, et al.; Notice of Application

October 15, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") seeking exemptions from sections 9(a), 13(a), 15(a), and 15(b) of the Act and rules 6e-

2(b)(15) and 6e-3(T)(b)(15) thereunder.

Applicants: Managed Portfolio Series (the "Trust"), U.S. Bancorp Fund Services, LLC

("USBFS"), and Tortoise Capital Advisors, L.L.C. ("Tortoise").

Summary of Application: Applicants request an order under section 6(c) of the Act granting

exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Act and rules 6e-

2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces rule

6e-3(T)) thereunder to permit an existing series of the Trust, Tortoise VIP MLP & Pipeline

Portfolio ("Existing Variable Fund"), and/or any Future Variable Fund[1] to be sold to and held

by:(i) separate accounts registered as investment companies or separate accounts that are not

registered as investment companies under the Act pursuant to exemptions from registration

under section 3(c) of the Act that fund variable annuity contracts ("VA Accounts") and variable

life insurance contracts ("VLI Accounts") (VA Accounts and VLI Accounts together "Separate

Accounts") issued by both affiliated life insurance companies and unaffiliated life insurance

companies ("Participating Insurance Companies"); (ii) trustees of qualified group pension or

---

[1] As used herein, a "Future Variable Fund" is any investment company (or investment portfolio or series thereof), other than the Existing Variable Fund, designed to be sold to VA Accounts or VLI Accounts and for which USBFS or any of its affiliates serves in the future as investment adviser, subadviser, manager, administrator, principal underwriter, or sponsor. The Existing Variable Fund and any Future Variable Fund is referred to herein as a "Variable Fund," and collectively, as the "Variable Funds."

group retirement plans ("Qualified Plans") outside the Separate Account context; (iii) investment adviser(s) or affiliated person(s) of the investment adviser(s) (each an "Adviser") to a Variable Fund for the purpose of providing seed capital to a series of a Variable Fund; and (iv) general accounts ("General Accounts") of insurance company depositors of VA Accounts and/or VLI Accounts.

Filing Date: The application was filed on December 13, 2013, and amended on July 23, 2014 and September 11, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 31, 2014 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Angela Pingel, Esq., U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, WI 53202.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, or David P. Bartels, Branch Chief (Division of Investment Management, Chief Counsel's Office) at 202-551-6821.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search.htm, or by calling

(202) 551-8090.

Applicants' Representations

     1.   The Trust was organized as a Delaware statutory trust on January 27, 2011, and is registered under the Act as an open-end management investment company (Reg. File No. 811-22525).   The Trust is a series investment company as defined by Rule 18f-2 under the Act and currently is comprised of 24 series (including the Existing Variable Fund) managed by 16 different advisers and two sub-advisers. The Trust has registered two classes of shares of the Existing Variable Fund under the Securities Act of 1933 (the "1933 Act") (Reg. File No. 333-172080) on Form N-1A.   The Trust may establish Future Variable Funds and additional classes of shares for any of the Variable Funds. Shares of the Variable Funds will not be offered to the general public. The application seeks exemptive relief only for the Existing Variable Fund and any Future Variable Fund, as defined herein, but does not seek exemptive relief for the remaining 23 current series because they are not designed to be sold to VA Accounts and/or VLI Accounts.

     2.   Tortoise is the investment adviser to the Existing Variable Fund as well as the investment adviser to three other series of the Trust. Tortoise is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act").   Subject to the authority of the Board of Trustees of the Trust ("Board"), Tortoise will oversee the investment operations of the Existing Variable Fund, including the purchase, retention and disposition of securities in accordance with the Existing Variable Fund's investment objective.

3.   USBFS is a Wisconsin limited liability company. Subject to the supervision of

the Board, USBFS provides administration, fund accounting and transfer agent services to the

existing series of the Trust, and is proposed to provide the same services to the Existing Variable

Fund and Future Variable Funds of the Trust. USBFS may provide individuals to serve as

officers of the Trust, which officers may be directors, officers or employees of USBFS or its

affiliates. USBFS is paid a fee for its services, which may consist of a base fee, a per account fee

and/or an asset based fee.

4.   The Existing Variable Fund proposes, and Future Variable Funds will propose, to

offer their shares to Separate Accounts of Participating Insurance Companies to serve as

investment media to support variable life insurance contracts ("VLI Contracts") and variable

annuity contracts ("VA Contracts," together with VLI Contracts, "Variable Contracts") issued

through such accounts.[2] Each Separate Account is or will be established as a segregated asset

account by a Participating Insurance Company pursuant to the insurance law of the insurance

company's state of domicile. As such, the assets of each will be the property of the Participating

Insurance Company, and that portion of the assets of such Separate Account equal to the reserves

and other contract liabilities with respect to the Separate Account will not be chargeable with

liabilities arising out of any other business that the insurance company may conduct. The

income, gains and losses, realized or unrealized from such Separate Account's assets will be

credited to or charged against the Separate Account without regard to other income, gains or

losses of the Participating Insurance Company. If a VLI Account or VA Account is registered as

an investment company, it will be a "separate account" as defined by Rule 0-1(e) (or any

successor rule) under the Act and will be registered as a unit investment trust. For purposes of

---

[2] There is currently only one participating insurance company, a variable annuity separate account.

the Act, the Participating Insurance Company that establishes such a registered VLI Account or VA Account is the depositor and sponsor of the Separate Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

5.   The Variable Funds will sell their shares to Separate Accounts only if each Participating Insurance Company sponsoring such Separate Account enters into a participation agreement with the Variable Funds ("Participation Agreement"). The Participation Agreements define or will define the relationship between each Variable Fund and each Participating Insurance Company and memorialize or will memorialize, among other matters, the fact that, except where the agreement specifically provides otherwise, the Participating Insurance Company will remain responsible for establishing and maintaining any Separate Account covered by the agreement and for complying with all applicable requirements of state and federal law pertaining to such accounts and to the sale and distribution of Variable Contracts issued through such Separate Accounts. The role of the Variable Funds under this arrangement, with regard to the federal securities laws, will consist of offering and selling shares of the Variable Funds to the Separate Accounts and fulfilling any conditions that the Commission may impose in granting the requested order.

6.   The use of a common management investment company (or series thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that are affiliated persons of each other, is referred to herein as "mixed funding." The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or

VA Accounts of two or more Participating Insurance Companies that are not affiliated persons of each other is referred to herein as "shared funding."

7.   Applicants propose that the Existing Variable Fund and any Future Variable Funds may offer their shares directly to Qualified Plans, the respective Variable Fund's Adviser, and the General Accounts of Participating Insurance Companies.

8.   The use of a common management investment company (or series thereof) as an investment medium for VLI Accounts, VA Accounts, Qualified Plans, Advisers and General Accounts is referred to herein as "extended mixed funding."

Applicants' Legal Analysis

1.   Section 9(a) of the 1940 Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the Act. Sections 13(a), 15(a), and 15(b) of the 1940 Act have been deemed by the Commission to require "pass-through" voting with respect to an underlying investment company's shares.

2.   Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act provide partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts organized as unit investment trusts ("UITs") supporting certain VLI Contracts and to their life insurance company depositors under limited circumstances, as described in the application. VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) if shares of the Fund are held by a VLI Account through which certain VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, an unaffiliated investment adviser, any VA Account, a Qualified Plan or a General

6

Account. Accordingly, Applicants request an order of the Commission granting exemptions

from Sections 9(a), 13(a), 15(a), and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15)

(and any comparable permanent rule) thereunder to permit shares of a Variable Fund to be sold

to and held by: (i) VA Accounts and VLI Accounts issued by both affiliated and unaffiliated

Participating Insurance Companies; (ii) trustees of Qualified Plans; (iii) a Variable Fund's

Adviser for the purpose of providing seed capital to the Variable Fund; and (iv) General

Accounts.

      3.   Applicants maintain that there is no policy reason for the sale of Variable Fund

shares to Qualified Plans, Advisers or General Accounts to prohibit or otherwise limit a

Participating Insurance Company from relying on the relief provided by Rules 6e-2(b)(15) and

6e-3(T)(b)(15). Nonetheless, Rule 6e-2 and Rule 6e-3(T) each specifically provides that the

relief granted thereunder is available only where shares of the underlying fund are offered

exclusively to insurance company separate accounts. In this regard, applicants request

exemptive relief to the extent necessary to permit shares of the Variable Funds to be sold to

Qualified Plans, Advisers and General Accounts while allowing Participating Insurance

Companies and their VA Accounts and VLI Accounts to enjoy the benefits of the relief granted

under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15). Applicants note that if the Variable Funds were

to sell their shares only to Qualified Plans, exemptive relief under Rule 6e-2 and Rule 6e-3(T)

would not be necessary. The relief provided for under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15)

does not relate to Qualified Plans, Advisers, or General Accounts or to a registered investment

company's ability to sell its shares to such purchasers.

      4.   Applicants are not aware of any reason for excluding Separate Accounts and

investment companies engaged in shared funding from the exemptive relief provided under

Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding Separate Accounts and investment companies engaged in mixed funding from the exemptive relief provided under Rule 6e-2(b)(15). Similarly, applicants are not aware of any reason for excluding Participating Insurance Companies from the exemptive relief requested because the Variable Funds may also sell their shares to Qualified Plans, Advisers and General Accounts. Rather, applicants submit that the proposed sale of shares of the Variable Funds to these purchasers may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.

5. For the reasons explained below, Applicants have concluded that investment by Qualified Plans, Advisers and General Accounts in the Variable Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

6. Consistent with the Commission's authority under Section 6(c) of the Act to grant exemptive orders to a class or classes of persons and transactions, applicants request exemptions for a class consisting of Participating Insurance Companies and their separate accounts investing in the Existing Variable Fund and Future Variable Funds, as well as their principal underwriters, that currently invest, or in the future will invest, in the Variable Funds.

7. Section 6(c) of the Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or

appropriate in the public interest and consistent with the protection of investors and the purposes

fairly intended by the policy and provisions of the Act. Applicants submit that the exemptions

requested are appropriate in the public interest and consistent with the protection of investors and

the purposes fairly intended by the policy and provisions of the Act.

8.   Section 9(a)(3) of the Act provides, among other things, that it is unlawful for any

company to serve as investment adviser or principal underwriter of any registered open-end

investment company if an affiliated person of that company is subject to a disqualification

enumerated in sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and rules 6e-3(T)(b)(15)(i)

and (ii) under the Act provide exemptions from section 9(a) under certain circumstances, subject

to the limitations discussed above on mixed funding, extended mixed funding and shared

funding. These exemptions limit the application of the eligibility restrictions to affiliated

individuals or companies that directly participate in management of the underlying investment

company.

9.   Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the Act provide exemptions

from pass-through voting requirements with respect to several significant matters, assuming the

limitations on mixed funding, extended mixed funding and shared funding are observed. Rules

6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard

the voting instructions of its variable life insurance contract owners with respect to the

investments of an underlying investment company, or any contract between such an investment

company and its investment adviser, when required to do so by an insurance regulatory authority

(subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)).

10.   Applicants represent that the sale of Variable Fund shares to Qualified Plans,

Advisers or General Accounts will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. Shares sold to Qualified Plans will be held by such Qualified Plans. The exercise of voting rights by Qualified Plans, whether by trustees, participants, beneficiaries, or investment managers engaged by the Qualified Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Qualified Plans, which are not registered as investment companies under the Act, there is no requirement to pass through voting rights to Qualified Plan participants. Indeed, to the contrary, applicable law expressly reserves voting rights associated with Qualified Plan assets to certain specified persons as disclosed in the application.

11.   Similarly, Advisers and General Accounts are not subject to any pass-through voting rights. Accordingly, unlike the circumstances surrounding Separate Account investments in shares of the Variable Funds, the issue of the resolution of any material irreconcilable conflicts with respect to voting is not present with respect to Advisers or General Accounts of Participating Insurance Companies.

12.   Applicants recognize that the prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors. When Rule 6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose shares were also offered to the general public. However, now, under the Internal Revenue Code of 1986 ("Code"), any underlying fund, including the Variable Funds, that sells shares to VA Accounts or VLI Accounts, would, in effect, be precluded from also selling its shares to the public. Consequently, the Funds may not sell their shares to the public.

13.   Applicants assert that the rights of an insurance company or a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding. Applicants state that The National Association of

Insurance Commissioners Variable Life Insurance Model Regulation (the "NAIC Model Regulation") suggests that it is unlikely that insurance regulators would find an underlying fund's investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.

14.   Applicants assert that shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states. A particular state insurance regulator could require action that is inconsistent with the requirements of other states in which the insurance company offers its contracts. However, the fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem. Shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit. Affiliated insurers may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. Applicants state that, in any event, the conditions set forth below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator's decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its separate account investments in the relevant Variable Fund. This requirement will be provided for in the Participation Agreement that will be entered into by Participating Insurance Companies with the relevant Variable Fund.

15.   Rules 6e-2(b)(15) and 6e-3(T)(b)(15) give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This

right derives from the authority of state insurance regulators over Separate Accounts. Under

Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI

Contract owner voting instructions only with respect to certain specified items. Affiliation does

not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality

of a change in investment policies, principal underwriter or investment adviser initiated by such

VLI Contract owners. The potential for disagreement is limited by the requirements in Rules 6e-

2 and 6e-3(T) that the Participating Insurance Company's disregard of voting instructions be

reasonable and based on specific good faith determinations.

16.   A particular Participating Insurance Company's disregard of voting instructions,

nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners.

The Participating Insurance Company's action possibly could be different than the determination

of all or some of the other Participating Insurance Companies (including affiliated insurers) that

the voting instructions of VLI Contract owners should prevail, and either could preclude a

majority vote approving the change or could represent a minority view. If the Participating

Insurance Company's judgment represents a minority position or would preclude a majority

vote, then the Participating Insurance Company may be required, at the relevant Variable Fund's

election, to withdraw its Separate Accounts' investments in the relevant Variable Fund. No

charge or penalty will be imposed as a result of such withdrawal. This requirement will be

provided for in the participation agreement entered into by the Participating Insurance

Companies with the relevant Variable Fund.

17.   Applicants assert that there is no reason why the investment policies of a Variable

Fund would or should be materially different from what these policies would or should be if the

Variable Fund supported only VA Accounts or VLI Accounts supporting flexible premium or scheduled premium VLI Contracts. Each type of insurance contract is designed as a long-term investment program.

18. Each Variable Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract. Applicants assert that there is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different VLI Accounts and VA Accounts. The sale of Variable Contracts and ultimate success of all VA Accounts and VLI Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

19. Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each "pool" of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. A Variable Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Applicants state that permitting mixed and shared funding will provide economic support for the continuation of the Variable Funds. Applicants state further that mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional Variable Funds serving diverse goals.

20. Applicants do not believe that the sale of the shares to Qualified Plans, Advisers or General Accounts will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and

VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners and Qualified Plan participants.

21.   Applicants state that they considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, Separate Accounts, Advisers and General Accounts all invest in the same Variable Fund. Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder present any inherent conflicts of interest if Qualified Plans, VA Accounts, VLI Accounts, Advisers and General Accounts all invest in the same Variable Fund.

22.   Applicants note that, while there are differences in the manner in which distributions from separate accounts and Qualified Plans are taxed, these differences have no impact on the Variable Funds. When distributions are to be made, and a Separate Account or Qualified Plan is unable to net purchase payments to make distributions, the Separate Account or Qualified Plan will redeem shares of the relevant Variable Fund at its net asset values in conformity with rule 22c-1 under the Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Participating Insurance Company will then make distributions in accordance with the terms of its Variable Contracts, and a Qualified Plan will then make distributions in accordance with the terms of the Qualified Plan.

23.   Applicants state that they considered whether it is possible to provide an equitable means of giving voting rights to Variable Contract owners, Qualified Plans, Advisers and General Accounts. In connection with any meeting of Variable Fund shareholders, the Variable Fund will inform each Participating Insurance Company (with respect to its Separate Accounts and General Account), Adviser(s), and Qualified Plan of its share holdings and provide other

14

information necessary for such shareholders to participate in the meeting (e.g., proxy materials).

Each Participating Insurance Company then will solicit voting instructions from owners of VLI

Contracts and VA Contracts in accordance with rules 6e-2 or 6e-3(T), or section

12(d)(1)(E)(iii)(aa) of the Act, as applicable, and its Participation Agreement with the relevant

Variable Fund. Shares of a Variable Fund that are held by an Adviser or a General Account will

generally be in the same proportion as all votes cast on behalf of all Variable Contract owners

having voting rights. However, an Adviser or General Account will vote its shares in such other

manner as may be required by the Commission or its staff. Shares held by Qualified Plans will

be voted in accordance with applicable law. The voting rights provided to Qualified Plans with

respect to the shares would be no different from the voting rights that are provided to Qualified

Plans with respect to shares of mutual funds sold to the general public. Furthermore, if a

material irreconcilable conflict arises because of a Qualified Plan's decision to disregard

Qualified Plan participant voting instructions, if applicable, and that decision represents a

minority position or would preclude a majority vote, the Qualified Plan may be required, at the

election of the relevant Variable Fund, to withdraw its investment in the Variable Fund, and no

charge or penalty will be imposed as a result of such withdrawal.

24.   Applicants do not believe that the ability of a Variable Fund to sell its shares to a

Qualified Plan, Adviser or General Account gives rise to a senior security as defined by section

18(g) of the Act. Regardless of the rights and benefits of participants under Qualified Plans or

owners of Variable Contracts, VLI Accounts, VA Accounts, Qualified Plans, Advisers and

General Accounts only have, or will only have, rights with respect to their respective shares of a

Variable Fund. These parties can only redeem such shares at net asset value. No shareholder of a class of the Variable Fund has any preference over any other shareholder of the class with respect to distribution of assets or payment of dividends.

25. Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Variable Fund investment objectives approved by Variable Contract owners creates conflicts between the interests of such owners and the interests of Qualified Plan participants, Advisers or General Accounts. Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.

26. Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of a Variable Fund held by their Separate Accounts, applicants state that the Qualified Plans and participants in participant-directed Qualified Plans can make decisions quickly and redeem their shares in a Variable Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Qualified Plans, hold cash pending suitable investment. As a result, conflicts between the interests of Variable Contract owners and the interests of Qualified Plans and Qualified Plan participants can usually be resolved quickly since the Qualified Plans can, on their own, redeem their Variable Fund shares. Advisers and General Accounts can similarly redeem their shares of a Variable Fund and make alternative investments at any time.

27. Finally, applicants state that they considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Qualified Plans created by future changes in the tax laws. Applicants do not see any greater potential for material

irreconcilable conflicts arising between the interests of Variable Contract owners and Plan

participants from future changes in the federal tax laws than that which already exists between

VLI Contract owners and VA Contract owners.

28.   Applicants recognize that the foregoing is not an all-inclusive list, but rather is

representative of issues that they believe are relevant to this application. Applicants believe that

the sale of Variable Fund shares to Qualified Plans would not increase the risk of material

irreconcilable conflicts between the interests of Qualified Plan participants and Variable Contract

owners or other investors. Further, applicants submit that the use of the Variable Funds with

respect to Qualified Plans is not substantially dissimilar from each Variable Fund's current and

anticipated use, in that Qualified Plans, like Separate Accounts, are generally long-term

investors.

29.   Applicants assert that permitting a Variable Fund to sell its shares to an Adviser

for the purpose of obtaining seed money or to the General Account of a Participating Insurance

Company will enhance management of each Variable Fund without raising significant concerns

regarding material irreconcilable conflicts among different types of investors.

30.   Applicants assert that various factors have limited the number of insurance

companies that offer Variable Contracts. These factors include the costs of organizing and

operating a funding vehicle, certain insurers' lack of experience with respect to investment

management, and the lack of name recognition by the public of certain insurance companies as

investment experts. In particular, some smaller life insurance companies may not find it

economically feasible, or within their investment or administrative expertise, to enter the

Variable Contract business on their own. Applicants state that use of the Variable Funds as a

common investment vehicle for Variable Contracts would reduce or eliminate these concerns.

Mixed and shared funding should also provide several benefits to owners of Variable Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying funds.

31.   Applicants state that the Participating Insurance Companies will benefit not only from the investment and administrative expertise of the Variable Fund's Adviser**,** but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Therefore, making the Variable Funds available for mixed and shared funding will encourage more insurance companies to offer Variable Contracts. This should result in increased competition with respect to both Variable Contract design and pricing, which can in turn be expected to result in more product variety. Applicants also assert that sale of shares in a Variable Fund to Qualified Plans, in addition to VLI Accounts and VA Accounts, will result in an increased amount of assets available for investment in a Variable Fund.

32.   Applicants also submit that, regardless of the type of shareholder in a Variable Fund, an Adviser is or would be contractually and otherwise obligated to manage the Variable Fund solely and exclusively in accordance with the Variable Fund's investment objectives, policies and restrictions, as well as any guidelines established by the Variable Fund's Board.

33.   Applicants assert that sales of Variable Fund shares, as described above, will not have any adverse federal income tax consequences to other investors in such a Variable Fund.

34.   In addition, applicants assert that granting the exemptions requested herein is in the public interest and, as discussed above, will not compromise the regulatory purposes of sections 9(a), 13(a), 15(a), or 15(b) of the Act or rules 6e-2 or 6e-3(T) thereunder.

<u>Applicants' Conditions</u>

Applicants agree that the Commission order requested herein shall be subject to the following conditions:

1.   A majority of the Board of each Variable Fund will consist of persons who are not "interested persons" of the Variable Fund, as defined by Section 2(a)(19) of the Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board; (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies; or (c) for such longer period as the Commission may prescribe by order upon application, or by future rule.

2.   The Board will monitor a Variable Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Qualified Plans investing in the Variable Fund, and determine what action, if any, should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Variable Fund are being managed; (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Qualified Plans or Qualified Plan participants; (f) a decision by a Participating Insurance Company to disregard the voting

19

instructions of contract owners; or (g) if applicable, a decision by a Qualified Plan to disregard the voting instructions of Qualified Plan participants.

3. Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of General Account assets in a Variable Fund), the Advisers, and any Qualified Plan that executes a participation agreement upon its becoming an owner of 10% or more of the assets of a Variable Fund (collectively, "Participants") will report any potential or existing conflicts to the Board. Each Participant will be responsible for assisting the Board in carrying out the Board's responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each trustee for a Qualified Plan to inform the Board whenever it has determined to disregard Qualified Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with a Variable Fund, and these responsibilities will be carried out with a view only to the interests of the Variable Contract owners. The responsibility to report such information and conflicts, and to assist the Board, also will be contractual obligations of all Qualified Plans under their participation agreement with a Variable Fund, and such agreements will provide that these responsibilities will be carried out with a view only to the interests of Qualified Plan participants.

4. If it is determined by a majority of the Board, or a majority of the disinterested trustees of the Board, that a material irreconcilable conflict exists, then the relevant Participant

will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the Variable Fund and reinvesting such assets in a different investment vehicle, including another Variable Fund; (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., VA Contract owners or VLI Contact owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; (c) withdrawing the assets allocable to some or all of the Qualified Plans from the affected Variable Fund and reinvesting them in a different investment medium; and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Variable Fund, to withdraw such Participating Insurance Company's VLI Account and VA Account investments in the Variable Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Qualified Plan's decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the Variable Fund, to withdraw its investment in the Variable Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their participation agreement with a Variable Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Qualified Plan participants.

For purposes of this condition 4, a majority of the disinterested trustees of the Board will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Variable Fund or its investment adviser be required to establish a new funding vehicle for any Variable Contract or Qualified Plan. No Participating Insurance Company will be required by this condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Variable Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Qualified Plan will be required by this condition 4 to establish a new funding vehicle for the Qualified Plan if: (a) a majority of the Qualified Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Qualified Plan, the Qualified Plan trustee makes such decision without a Qualified Plan participant vote.

5.   The determination by the Board of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6.   Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Variable Contracts are issued through registered VLI Accounts or registered VA Accounts for as long as the Commission continues to interpret the Act as requiring such pass-through voting privileges. However, as to Variable Contracts issued

through VA Accounts or VLI Accounts not registered as investment companies under the Act, pass-through voting privileges will be extended to owners of such Variable Contracts to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Variable Fund held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that each of their VLI and VA Accounts investing in a Variable Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Variable Fund.

7.   The obligation to calculate voting privileges as provided in this application shall be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with the Variable Fund. Each Participating Insurance Company will vote shares of each Variable Fund held in its Separate Accounts for which no timely voting instructions are received, as well as shares held in its General Account or otherwise attributed to it, in the same proportion as those shares for which voting instructions are received. Each Qualified Plan will vote as required by applicable law, governing Qualified Plan documents and as provided in this application.

8.   As long as the Commission continues to interpret the Act as requiring that pass-through voting privileges be provided to Variable Contract owners, a Variable Fund Adviser or any General Account will vote its respective shares of the Variable Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such Adviser or General Account shall vote its shares in such other manner as may be required by the Commission or its staff.

9. Each Variable Fund will comply with all provisions of the Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares), and, in particular, the Variable Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the Act not to require such meetings) or comply with Section 16(c) of the Act (although the Trust is not, or will not be, one of those trusts of the type described in Section 16(c) of the Act), as well as with Section 16(a) of the Act and, if and when applicable, Section 16(b) of the Act. Further, each Variable Fund will act in accordance with the Commission's interpretations of the requirements of Section 16(a) with respect to periodic elections of trustees and with whatever rules the Commission may promulgate thereunder.

10. A Variable Fund will make its shares available to the VLI Accounts, VA Accounts, and Qualified Plans at or about the time it accepts any seed capital from its Adviser, or from the General Account of a Participating Insurance Company.

11. Each Variable Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Qualified Plan documents. Each Variable Fund will disclose, in its prospectus that: (a) shares of the Variable Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Qualified Plans; (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Variable Fund and the interests of Qualified Plan participants investing in the Variable Fund, if applicable, may conflict; and (c) the Trust's Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

12.   If and to the extent Rule 6e-2 and Rule 6e-3(T) under the Act are amended, or

proposed Rule 6e-3 under the Act is adopted, to provide exemptive relief from any provision of

the Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions

materially different from any exemptions granted in the order requested in this application, then

each Variable Fund and/or Participating Insurance Companies, as appropriate, shall take such

steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to

the extent such rules are applicable.

13.   Each Participant, at least annually, shall submit to the Board such reports,

materials or data as the Board reasonably may request so that the trustees may fully carry out the

obligations imposed upon the Board by the conditions contained in this application. Such

reports, materials and data shall be submitted more frequently if deemed appropriate by the

Board. The obligations of the Participants to provide these reports, materials and data to the

Board, when it so reasonably requests, shall be a contractual obligation of all Participants under

their participation agreement with the Variable Fund.

14.   All reports of potential or existing conflicts received by a Board, and all Board

action with regard to determining the existence of a conflict, notifying Participants of a conflict

and determining whether any proposed action adequately remedies a conflict, will be properly

recorded in the minutes of the Board or other appropriate records, and such minutes or other

records shall be made available to the Commission upon request.

15.   Each Variable Fund will not accept a purchase order from a Qualified Plan if such

purchase would make the Qualified Plan an owner of 10 percent or more of the assets of the

Variable Fund unless the Qualified Plan executes an agreement with the Variable Fund

governing participation in the Variable Fund that includes the conditions set forth herein to the extent applicable. A Qualified Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

Conclusion

Applicants submit, for all of the reasons explained above, that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin O'Neill
Deputy Secretary